May 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Trust for Professional Managers

Ladies and Gentlemen:

We represent Trust for Professional Managers (the “Trust”) in connection with its filing of Post-Effective Amendment No. 436 (the “Post-Effective Amendment”) to the Trust’s Registration Statement (Registration Nos. 333-62298; 811-10401) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Kristen A. Irgens

Kristen A. Irgens

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.